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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)*

                         Central Reserve Life Corporation
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                   155055-10-6
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                November 13, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 155055-10-6
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                400,000**
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               400,000**
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     400,000**
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5%
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14   TYPE OF REPORTING PERSON*
     OO
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**Does not include shares and warrants of central Reserve Life Corporation that are the subject of Item 4 and Exhibit 7.2.

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CUSIP No. 15505-10-6

     This Amendment No. 2 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting a certain acquisition of shares of common stock, without par value (the "Shares"), of Central Reserve Life Corporation, an Ohio corporation ("CRLC"), and for the purpose of reporting an agreement between Richard M. Osborne, the sole Manager of the Fund, and Strategic Acquisition Partners, LLC ("Partners").


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

     The Shares reported in Item 5(c) as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $103,000 with margin debt from Everen Securities, Inc. ("Everen").

     Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on certain of the Shares owned by the Fund. A copy of the agreement setting forth the terms of the Fund's Everen margin debt is attached to the Schedule 13D Statement filed on October 10, 1997 (the "Original Schedule 13D") as Exhibit 7.1.

Item 4.   Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and supplemented as follows:

     As previously reported in the Original Schedule 13D and in Amendment No. 1 to the Schedule 13D Statement filed on October 16, 1997 ("Amendment No. 1"), Mr. Osborne proposed making an additional investment in CRLC. As publicly announced by CRLC on November 13, 1997, CRLC entered into an agreement in principal to sell to Partners 5.0 million Shares at a price of $5.50 per share and warrants to acquire up to 2.5 million Shares at a price of $6.50 per share.

     On that same date, Mr. Osborne entered into an agreement with Partners pursuant to which Mr. Osborne may co-invest with Partners for 30% of the Shares and warrants that CRLC agreed in principal to sell to Partners. Mr. Osborne anticipates that the Fund and Umberto Fedeli, Crown Centre Building, 5th Floor, 5005 Rockside Road, Independence, Ohio 44131, as his designees, will be the purchasers of these Shares and warrants. Mr. Osborne anticipates that Mr. Fedeli will purchase 1/3 of the Shares and warrants allocatd to Mr. Osborne. Mr. Osborne also agreed that, if Partners arranged for an interim loan to CRLC to augment its capital prior to year end, Mr. Osborne would provide security for 1/3 of the loan, with such security to be reasonably acceptable to the lender in the transaction. The proceeds of the loan, if any, would be repaid in full at the time the Shares and warrants are issued to Partners and the Fund and Mr. Fedeli, as designees of Mr. Osborne.

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CUSIP No. 155055-10-6

     In addition, Mr. Osborne and Partners agreed to enter into an appropriate shareholders' agreement which will provide for Partners' support of Mr. Osborne and Mr. Fedeli as directors of CRLC. Mr. Osborne agreed that under such shareholders' agreement he would support the 5 nominees of Partners as directors of CRLC. Reference is hereby made to the agreement between Mr. Osborne and Partners, a copy of which is attached hereto as Exhibit 7.2 and the terms of which are hereby incorporated by reference.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by CRLC, there are 4,195,172 Shares outstanding.

     The Fund beneficially owns 400,000 Shares, or approximately 9.5% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

     Pursuant to the November 13, 1997 agreement between Mr. Osborne and Partners, Mr. Osborne, Partners and Mr. Fedeli may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

     (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

     (c) Since the filing of the Amendment No.1, the Fund has purchased 15,500 Shares in an open market transaction on October 16, 1997, at approximately $6.65 per share (excluding commissions).

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Reference is hereby made to Item 4 herein and to the agreement between Mr. Osborne and Partners, a copy of which is attached hereto as Exhibit 7.2 and the terms of which are hereby incorporated by reference.

Item 7.   Material to be Filed as Exhibits.

     Item 7 of Schedule 13D is hereby amended and supplemented as follows:

          Exhibit 7.2    --   Letter Agreement between Mr. Osborne and
                              Partners, dated November 13, 1997
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CUSIP No. 155055-10-6

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 19, 1997           TURKEY VULTURE FUND XIII, LTD.



                                   By: /s/ Richard M. Osborne
                                      ---------------------------
                                      Richard M. Osborne, Manager


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CUSIP No. 155055-10-6

                                  Exhibit Index

Exhibit 7.2 Letter Agreement between Richard M. Osborne and Strategic Acquisition Partners, LLC, dated November 13, 1997
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